Exhibit 23.3

ATA Inc.

1/F East Gate, Bldg. No.2, Jian Wai Soho

No.39 Dong San Huan Zhong Road,

Chao Yang District, Beijing, 100022

Re: ATA Inc.

April 18, 2019

Dear Sirs,

We are qualified lawyers of the People’s Republic of China (the “PRC”, for the purpose of this legal opinion (the “Opinion”), excluding the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan), and as such are qualified to issue legal opinions on the PRC laws, regulations or rules.

We are acting as the PRC counsel for ATA Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), in connection with the filing of its annual report on Form 20-F (the “Annual Report”) for the fiscal year ended December 31, 2018 with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

In rendering this Opinion, we have examined the originals or copies certified or otherwise identified to our satisfaction, of documents provided to us by the Company and such other documents, corporate records, certificates issued by Governmental Agencies (as defined below) in the PRC, by officers of the Company, and/or by the Group Companies (as defined below) and other instruments (the “Documents”) as we have considered necessary, advisable or desirable for the purpose of rendering this Opinion. Where certain facts were not or may not be possible to be independently established by us, we have relied upon certificates or statements or representations issued or made by relevant Governmental Agencies of the PRC and the appropriate representatives of the Company and/or the PRC Companies with the proper powers and functions.

In our examination of the Documents and for purpose of rendering this Opinion, we have assumed without further inquiry: (A) the genuineness of all signatures, seals and chops, and the authenticity of all documents submitted to us as originals and the conformity with authentic original documents submitted to us as copies; (B) the Documents as submitted to us remain in full force and effect up to the date of this Opinion, and have not been revoked, amended, revises, modified or supplemented except as otherwise indicated in such Documents; (C) the truthfulness, accuracy, fairness and completeness of Documents as well as all factual statements in the Documents; (D) that all information provided to us by the Company in response to our inquiries for the purpose of this Opinion is true, accurate, complete and not misleading and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this Opinion in whole or in part; (E) other than in relation to the Control Agreements (as defined below), that all parties have the requisite power and authority to enter into, execute, deliver and perform the Documents to which they are parties; (F) other than in relation to the Control Agreements, that all parties have duly executed, delivered, performed, and will duly perform their obligations under the Documents to which they are parties; and (G) other than in relation to the Control Agreements, that all Documents are legal, valid, binding and enforceable under all such laws as govern or relate to them other than PRC Laws (as defined below).

This Opinion is rendered on the basis of the PRC Laws effective as at the date hereof. We do not purport to be an expert on, generally familiar with, or qualified to express legal opinions based on, any laws other than the PRC Laws. Accordingly, we express no opinion on the laws of any jurisdiction other than the PRC. Furthermore, there is no guarantee that any such PRC Laws will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect.

The following terms as used in this Opinion are defined as follows:

“ATA Education”

means ATA Education Technology (Beijing) Limited (formerly named as ATA Testing Authority (Beijing) Limited), a company incorporated under the PRC Laws of which 100% equity interest is indirectly owned by the Company.

“BVI Subsidiary”	means ATA Testing Authority (Holdings) Limited, a company incorporated under the laws of British Virgin Islands of which 100% equity interest is directly owned by the Company.

“Control Agreements”

means the agreements set forth in Item 4.A of the Annual Report headed “History and Development of the Company — Contractual Arrangements with ATA Intelligent Learning” and as listed in Schedule I of this Opinion.

“Group Companies”	means the Company, BVI Subsidiary, and the PRC Companies.

“Government Agency”	means any competent government authorities, courts, arbitration commissions or regulatory bodies of the PRC.

“Governmental Authorization”

means any approval, consent, permit, authorization, filing, registration, exemption, waiver, endorsement, annual inspection, qualification and license required by the applicable PRC Laws to be obtained from any Government Agency.

“Material Adverse Effect”

means any event, circumstance, condition, occurrence or situation or any combination of the foregoing that has or could be reasonably expected to have a material and adverse effect upon the conditions (financial or otherwise), business, properties or results of operations or prospects of the Group Companies taken as a whole.

“Initial Public Offering”	means the initial public offering of American depositary shares representing the Company’s ordinary shares as described in the prospectus for such offering dated January 28, 2008.

“PRC Laws”	means any and all laws, regulations, statutes, rules, decrees, notices and supreme court’s judicial interpretations currently in force and publicly available in the PRC as of the date hereof.

“PRC Companies”	means the PRC Wholly Owned Subsidiary, and the PRC Subsidiary.

“PRC Subsidiary”

means ATA Intelligent Learning (Beijing) Technology Limited (ATA Intelligent Learning), a company incorporated under the PRC Laws of which 90% of the equity interest is directly owned by Kevin Xiaofeng Ma and 10% of the equity interest is directly owned by Haichang Xiong.

“PRC Wholly Owned Subsidiary”	means ATA Education.

Based on the foregoing, after our due inquiry, we are of the opinion that:

(i)                                     Corporate Structure. The descriptions of the corporate structure of the PRC Companies and the Control Agreements set forth in the “Risk Factors,” “History and Development of the Company— Contractual Arrangements with ATA Intelligent Learning” and “Related Party Transactions” sections of the Annual Report are correct and accurate in all material respects and nothing has been omitted from such descriptions which would make the same misleading in any material respect.

We are of the opinion that, except as disclosed in the Annual Report, (A) the ownership structure of the PRC Companies as described in the Annual Report under the headings “Risk Factors,” “History and Development of the Company— Contractual Arrangements with ATA Intelligent Learning” and “Related Party Transactions” is and has been in compliance with all current PRC Laws; (B) except for the Equity Interest Pledge right under the Equity Interest Pledge Agreements listed in Schedule I (2) and (3) of this Opinion, each of the Control Agreements has been duly executed and delivered by each of the parties thereto and constitutes its or his binding obligations. Once the PRC Companies finish the registration of the Pledge with the AIC in accordance with Section 3.1 of Equity Interest Pledge Agreements, the above mentioned Equity Interest Pledge right will become effective; (C) the contractual arrangements among ATA Education, the PRC Subsidiary and the shareholders of the PRC Subsidiary, established by the Control Agreements, individually and as a whole, are valid, legally binding and enforceable, and will not result in any violation of the PRC Laws currently in effect; and (D) the business operations of the Company and the PRC Companies, as described in the Annual Report, are in compliance with all current PRC Laws in all material aspects.

(ii)                                  M&A Rules. On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”), and the State Administration of Foreign Exchange of the PRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require offshore special purpose vehicles (the “SPVs”) formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC Laws and regulations, the CSRC, on its official website, promulgated relevant guidance with respect to the issues of listing and trading of PRC domestic enterprises’ securities on overseas stock exchanges, including a list of application materials with respect to the listing on overseas stock exchanges by SPVs.

We are of the opinion that as of the date hereof, the Company was not and is not required under the M&A Rules and other relevant PRC Laws to obtain the approval of the CSRC for the issuance and sale of the American depositary shares representing the Company’s common shares or the listing of the Company’s American depositary shares on Nasdaq in connection with the Initial Public Offering, because (1) the Company established the PRC Wholly Owned Subsidiary as a foreign-invested enterprise by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, and (2) there is no provision in the M&A Rules that clearly classifies contractual arrangements described under “History and Development of the Company— Contractual Arrangements with ATA Intelligent Learning” and “Related Party Transactions” sections of the Annual Report as the type of merger and acquisition transaction falling under the M&A Rules.

This Opinion is rendered to you and is intended to be used in the context which is specifically referred to herein and solely for the benefit of the Company in connection with its Annual Report filing and each paragraph should be looked at as a whole and no part should be extracted and referred to independently.

We hereby consent to the filling of this Opinion with the U.S. Securities and Exchange Commission as an exhibit to the Annual Report and to the use of and references to our name and this Opinion and its contents under the sections headed “Risk Factors” and “Regulation” and other sections of the Annual Report.

Yours faithfully,

/s/ Jincheng Tongda & Neal Law Firm
Jincheng Tongda & Neal Law Firm

SCHEDULE I

List of Control Agreements

(1)             Exclusive Technical Consulting and Services Agreement, dated as of March 15, 2018, among ATA Intelligent Learning (Beijing) Technology Limited and ATA Testing Authority (Beijing) Limited (renamed as ATA Education Technology (Beijing) Limited).

(2)             Equity Interest Pledge Agreement, dated as of March 15, 2018, among ATA Testing Authority (Beijing) Limited (renamed as ATA Education Technology (Beijing) Limited) and Kevin Xiaofeng Ma.

(3)             Equity Interest Pledge Agreement, dated as of March 15, 2018, among ATA Testing Authority (Beijing) Limited (renamed as ATA Education Technology (Beijing) Limited) and Haichang Xiong.

(4)             Loan Agreement, dated as of March 15, 2018, between ATA Testing Authority (Beijing) Limited (renamed as ATA Education Technology (Beijing) Limited) and Kevin Xiaofeng Ma.

(5)             Loan Agreement, dated as of March 15, 2018, between ATA Testing Authority (Beijing) Limited (renamed as ATA Education Technology (Beijing) Limited) and Haichang Xiong.

(6)             Call Option and Cooperation Agreement, dated as of March 15, 2018, among ATA Testing Authority (Beijing) Limited (renamed as ATA Education Technology (Beijing) Limited), Kevin Xiaofeng Ma, Haichang Xiong, and ATA Intelligent Learning (Beijing) Technology Limited.

(7)             Power of Attorney, dated as of March 15, 2018, between Kevin Xiaofeng Ma and ATA Testing Authority (Beijing) Limited (renamed as ATA Education Technology (Beijing) Limited).

(8)             Power of Attorney, dated as of March 15, 2018, between Haichang Xiong and ATA Testing Authority (Beijing) Limited (renamed as ATA Education Technology (Beijing) Limited).

(9)             Payment Instructions for the Loan Agreement, dated as of April 3, 2018, between Kevin Xiaofeng Ma and ATA Testing Authority (Beijing) Limited (renamed as ATA Education Technology (Beijing) Limited).

(10)      Payment Instructions for the Loan Agreement, dated as of April 3, 2018, between Haichang Xiong and ATA Testing Authority (Beijing) Limited (renamed as ATA Education Technology (Beijing) Limited).

(11)      Supplemental Agreement to ATA Intelligent Learning VIE Agreements, dated as of March 19, 2019, among ATA Education Technology (Beijing) Limited (formerly named as ATA Testing Authority (Beijing) Limited), Kevin Xiaofeng Ma, Haichang Xiong, and ATA Intelligent Learning (Beijing) Technology Limited.